UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)

CENTURY ALUMINUM COMPANY

Name of Issuer

COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)

156431 10 8

(CUSIP Number)

Company Secretary
Glencore Holding AG
Baarermattstrasse 3, P.O. Box 666
CH-6341 Baar, Switzerland
Phone: +41-41-709-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 2 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,224,317 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,224,317 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,224,317 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 39.08% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 3 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,224,317 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,224,317 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,224,317 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 39.08% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 4 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,224,317 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,224,317 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,224,317 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 39.08% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note:

This Amendment No. 9 ("Amendment No. 9") to the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Glencore AG, Glencore International AG and Glencore Holding AG on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008, July 21, 2008, January 28, 2009, February 4, 2009, May 4, 2009 and March 22, 2010 (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share ("Common Stock"), of Century Aluminum Company (the "Company"), amends and restates the Schedule 13D.  This Amendment No. 9 reflects changes to Items 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Century Aluminum Company, a Delaware corporation.

The Company's principal executive office is located at 2511 Garden Road, Building A, Suite 200, Monterey, California 93940.

Item 2.	Identity and Background

(a) — (c) and (f) This statement on Schedule 13D is being filed by Glencore International AG ("Glencore International"), Glencore Holding AG ("Glencore Holding") and Glencore AG ("Glencore AG" and together with Glencore International and Glencore Holding, the "Reporting Persons").  Each of Glencore International, Glencore Holding and Glencore AG is a company organized under the laws of Switzerland with a business address at Baarermattstrasse 3, CH-6341 Baar, Switzerland.  Glencore Holding is the controlling shareholder of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading privately held, diversified natural resources group.  Glencore AG is a direct wholly-owned subsidiary of Glencore International.  The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule 1 hereto, which Schedule 1 is incorporated herein by reference.

(d) — (e) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Since the Company's initial public offering of Common Stock and the registration of Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, in April 1996, the Reporting Persons have purchased an aggregate of 19,174,968 additional shares of Common Stock (not including shares of Common Stock issued or issuable upon conversion of preferred stock owned by the Reporting Persons or pursuant to options or other compensatory grants issued to Mr. Willy R. Strothotte, a director of the Company, who holds such options or other grants as nominee for the Reporting Persons) in registered public offerings by the Company and in open market transactions, 500,000 shares of Cumulative Convertible Preferred Stock, par value $0.01 per share, from the Company in a private transaction in April 2001 (all of which were converted into 1,395,089 shares of Common Stock in May 2004), and 160,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Shares"), from the Company in a private transaction in July 2008 (of which 77,057.13 shares have since been converted into 7,705,713 shares of Common Stock).

The consideration paid by the Reporting Persons for the 19,174,968 shares of Common Stock, the 500,000 shares of Cumulative Convertible Preferred Stock and the 160,000 shares of Series A Preferred Stock was $354,954,264, $25,000,000 and $1,090,259,200, respectively, in cash, all of which was obtained from the Reporting Persons' internal working capital.

Item 4.	Purpose of the Transaction

Since the Company's initial public offering, in which the Reporting Persons sold approximately 60% of their Common Stock of the Company, the Reporting Persons have held the Common Stock, and have acquired additional securities of the Company, for investment purposes.

On April 6, 2010, the Reporting Persons entered into a letter agreement with the Company (the "Agreement").  Pursuant to the terms of the Agreement, the Company agreed to increase the size of its board of directors (the "Board of Directors") to 11 members prior to the Company's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") and to cause the slate of nominees standing for election to the Board of Directors at the 2010 Annual Meeting to include (i) Ivan Glasenberg, Andrew Michelmore, John O'Brien and Peter Jones, each of whom shall be nominated as Class II directors of the Company with a term expiring at the Company's 2013 Annual Meeting of Stockholders, and (ii) John Fontaine, who shall be nominated as a Class I director of the Company with a term expiring at the Company's 2012 Annual Meeting of Stockholders.

The Company has further agreed that (i) if at any time prior to the 2010 Annual Meeting Mr. Glasenberg, as the Reporting Persons' designee, ceases for any reason to be a nominee of the Board of Directors to stand for election as a Class II director at the 2010 Annual Meeting, or (ii) after having been elected to the Board of Directors, Mr. Glasenberg ceases to be a member of the Board of Directors for any reason at or prior to the Company's 2013 Annual Meeting of Stockholders, the Reporting Persons will have the ability to designate a substitute reasonably acceptable to the Company to replace Mr. Glasenberg as a nominee or as a director (as the case may be), with such determination regarding acceptability to be made by the Company in good faith and reasonably promptly.  Any such substitute nominee or director (as the case may be) will be nominated or appointed (as the case may be) by the Board of Directors no later than one business day after such determination.

The Agreement further provides that the Reporting Persons, for so long as both of Mr. Glasenberg (or any substitute nominee as described above) and Mr. Michelmore are nominees of the Board of Directors to stand for election at the 2010 Annual Meeting, (i) the Company and the Reporting Persons will publicly support and recommend that the Company's stockholders vote for the election of each of the Company's nominees at the 2010 Annual Meeting, and (ii) the Reporting Persons will vote in favor of such nominees at the 2010 Annual Meeting.

The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Agreement, a copy of which is filed as Exhibit 6 hereto and is incorporated by reference into this Item 4 as if set out herein in full.

In addition to the foregoing, the Reporting Persons may hold discussions with the Company's management and Board of Directors and other parties, including but not limited to other stockholders and third parties, or otherwise consider actions which could include discussions or actions that result in the occurrence of one or more of the actions or events described in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons' consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Company and its prospects.

The Reporting Persons are party to a Standstill and Governance Agreement with the Company.  Reference is made to the discussion of the Standstill and Governance Agreement in Item 6 below.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Persons beneficially own 36,224,317 shares of Common Stock, or 39.08% of the outstanding Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons (other than shares subject to options issued to Mr. Strothotte as further described below) are held directly by Glencore AG.  The shares reported as beneficially owned by the Reporting Persons: (i) do not include the 8,294,287 shares of Common Stock issuable upon conversion of the 82,942.87 shares of the Company's Series A Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), held directly by Glencore AG that are convertible only (a) upon the occurrence of events that have not transpired, or (b) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 21,000 shares subject to presently exercisable options held directly by Mr. Willy R. Strothotte, who holds such options as nominee for the Reporting Persons.  The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) listed in Schedule 1 hereto is set forth opposite his or her name on Schedule 1 hereto.  The beneficial ownership percentages reported herein are based upon (i) the 92,660,357 shares of Common Stock outstanding as of March 31, 2010, based on information provided to the Reporting Persons by the Company in connection with the automatic conversion of 509.05 shares of Series A Preferred Stock as described in Item 5(c) below, plus (ii) 21,000 shares which are subject to presently exercisable options which are held directly by Mr. Strothotte as nominee for the Reporting Persons.  Reference is made to the discussion of the terms of the Certificate of Designation for the Series A Preferred Stock in Item 6 below.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 36,224,317 shares of Common Stock.  To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons and any person holding shares as nominee for the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule 1 hereto.

(c)           None of the Reporting Persons nor, to their knowledge, any of the persons named in Item 2 have engaged in any transaction in Common Stock during the sixty days immediately preceding the date hereof, except as follows:

Transaction Party	Nature of Transaction	Date of Transaction	Number of Shares	Price per Share
Glencore AG	Conversion of Series A Preferred Stock (1)	03/31/2010	50,905	(1)
________________________
(1)	Represents Common Stock acquired upon the automatic conversion of 509.05 shares of Series A Preferred Stock in accordance with the terms of the Series A Preferred Stock.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 7, 2008 the Company entered into a Stock Purchase Agreement with Glencore Investment Pty ("Glencore Investment Pty") pursuant to which Glencore Investment Pty purchased the Preferred Shares.  The following represents a summary of the terms of the agreements and instruments relating to the July 7, 2008 purchase of the Preferred Shares that remain in effect:

Certificate of Designation:  The rights and privileges of the Series A Preferred Stock are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on July 7, 2008 (the "Certificate of Designation").  The following summarizes the material terms of the Series A Preferred Stock, as reflected in the Certificate of Designation:

Dividends.  Dividends will be declared and paid on the Series A Preferred Stock when, as and if, and in the same amounts (on an as-converted basis), declared and paid on the Common Stock.

Voting.  The Series A Preferred Stock has no voting rights, except to vote as a separate class on any proposal to or that would amend, alter or repeal or otherwise change any provision of the Company's Certificate of Incorporation or the Certificate of Designation if such amendment would increase or decrease the number of authorized shares of Series A Preferred Stock, increase or decrease the par value of the Series A Preferred Stock or alter or change the powers, preferences or special rights of the shares of the Series A Preferred Stock.

Liquidation Preference.  Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.01 per share, and thereafter are entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets (net of an amount equivalent to the aggregate amount of the liquidation preference).

Automatic Conversion.  The Series A Preferred Stock shall be automatically converted into shares of Common Stock at a conversion ratio of 100 shares of Common Stock for each share of Series A Preferred Stock (the "Conversion Ratio") upon the occurrence of the following events: (i) any event that would dilute the Reporting Persons' percentage ownership of Common Stock, to the extent necessary to maintain the same percentage ownership as immediately prior to the diluting event; (ii) the sale or other transfer of Series A Preferred Stock to non-affiliates of the Reporting Persons, and (iii) upon the consummation of any merger or business combination transaction involving the Company or the sale of all or substantially all of the property or assets of the Company and its subsidiaries, unless the consideration in the transaction is other than cash or marketable securities and the Reporting Persons have voted their Common Stock against the transaction (in which case, the Series A Preferred Stock will be redeemed as described below).

Optional Conversion.  At the option of each holder, the Series A Preferred Stock may be converted into Common Stock at the Conversion Ratio and tendered into a tender or exchange offer in which a majority of the outstanding shares of Common Stock have been tendered.

Mandatory Redemption.  If (i) the Company proposes (x) to engage in a merger or business combination transaction involving the Company or to sell all or substantially all of the property or assets of the Company and its subsidiaries in a transaction where the consideration payable to the holders of Common Stock is other than cash, marketable securities or shares of the Company's subsidiaries, or (y) to dissolve and wind up (other than as part of a transaction contemplated by (x)) and assets other than cash, marketable securities or shares of the Company's subsidiaries will be distributed to the Company's stockholders, and (ii) the Reporting Persons vote any and all of their Common Stock against the proposal, the Company must redeem all of the Series A Preferred Stock at a redemption price equivalent to the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the first public announcement of the Company's proposal.

Preemptive Rights.  If the Company proposes to issue or sell, in a transaction directed to holders of Common Stock, any Common Stock or other stock ranking on parity with the Common Stock (or any securities convertible or exchangeable for, or any options, warrants or other rights to subscribe for, such stock) (but excluding issuances to employees and issuances triggered under a stockholders rights plan by acquisitions by the Reporting Persons') at a price below the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the Board of Directors authorizes such issuance or sale, the holders of Series A Preferred Stock must be given the opportunity to participate in such issuance on an as-converted basis.

Transfer Restrictions.  Except for transfers to pledgees (subject to certain conditions), the Series A Preferred Stock may be transferred only in widely-distributed public offerings or in transactions that comply with Rule 144 under the Securities Act of 1933, as amended, and following any such transfer, will automatically convert to Common Stock.

Standstill and Governance Agreement:  In connection with the Stock Purchase Agreement, on July 7, 2008 Glencore AG and the Company entered into a Standstill and Governance Agreement (the "Governance Agreement").  Certain standstill obligations of Glencore AG and its affiliates under the Governance Agreement expired on each of April 8, 2009 and January 7, 2010.  No standstill obligations under the Governance Agreement are currently binding on Glencore AG or any of its affiliates.  The following is a summary of the material terms of the Governance Agreement that remain in effect today:

Board Representation.  The Reporting Persons will have the right to designate a nominee for election to the Board of Directors, subject to the consent of the nominating committee.  This right will terminate if the Reporting Persons (and their affiliates) beneficially own less than 10% of the Common Stock for a period of three continuous months.

Registration Rights Agreement:  On July 7, 2008, Glencore Investment Pty and the Company entered into a Registration Rights Agreement, containing customary terms and conditions (the "Registration Rights Agreement"), pursuant to which the Company has agreed to register the Preferred Shares for resale by the Reporting Persons and their affiliates and any of their respective pledgees.  Sales under the Registration Rights Agreement must be made in open market transactions that comply with Rule 144 under the Securities Act of 1933, as amended, or in widely distributed public offerings.  The Reporting Persons, their affiliates and any of their respective pledgees are entitled to demand up to six registrations from and after November 5, 2008 and subject to certain customary restrictions, may at any time participate in registered offerings initiated by the Company for its own account or the account of other stockholders.  Under the Certificate of Designation, Preferred Shares sold under the Registration Rights Agreement will automatically convert to shares of Common Stock upon such sale.  Subject to the restriction on the number of demand registrations, the registration rights will continue until the Common Stock issued upon conversion of the Preferred Shares are sold under an effective registration statement or the Preferred Shares are no longer outstanding.  The Company will be responsible for all fees and expenses relating to any registration of the Preferred Shares, except that the Reporting Persons will be responsible for any underwriters commissions and any fees and expenses of their legal counsel and any other advisors retained by them (including underwriters' counsel in the case of demand registrations).

The foregoing descriptions of the Certificate of Designation, Governance Agreement and Registration Rights Agreement are subject to, and qualified in their entirety by reference to the full text of such documents and agreements, which were previously filed with the Commission as exhibits to the Schedule 13D, and are hereby incorporated herein by reference.

The Company disclosed in its notice of Annual Meeting of Stockholders held on May 27, 2009 and related proxy statement a management proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock.  Following filing of the proxy statement, the Reporting Persons and the Company engaged in discussions relating to the proposed increase in the Company's authorized capital.  The Company determined to amend the proposal to provide for an increase in the number of authorized shares of Common Stock from 100,000,000 to 195,000,000, and on May 4, 2009, the Company and the Reporting Persons entered into a Support Agreement (the "Support Agreement") whereby (a) the Reporting Persons agreed to vote for the amended proposal to increase authorized capital and the other matters being proposed by the Company for approval at the May 27, 2009 stockholders meeting, and (b) except for certain limited and strategic transactions and other customary exceptions, the Company agreed to give the Reporting Persons the right to maintain their equity percentage ownership in the Company by purchasing (i) their pro rata portion of additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in cash offerings and (ii) additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in any debt exchange offers if and to the extent the aggregate cumulative number of shares of Common Stock or their equivalent issued in debt exchanges in any twelve month period prior to November 4, 2010 would equal or exceed 30 million shares.  The right to acquire securities will terminate if the Reporting Persons beneficially own less than 10% of the Common Stock for a period of three continuous months.  The foregoing description is subject to, and qualified in its entirety by reference to the full text of the Support Agreement which was previously filed with the Commission as an exhibit to the Schedule 13D and is incorporated herein by reference.

See Item 4 for a description of the Agreement.

Except for terms of the Certificate of Designation and the agreements described above in this Item 6, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement (filed herewith)

2.
Certificate of Designation of the Series A Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

3.	Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

4.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

5.	Support Agreement (Incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009)

6.	Letter Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 7, 2010

Glencore International AG

By:	/s/ Christian Wolfensberger	/s/ Tor Peterson
Name:	Christian Wolfensberger	Tor Peterson
Title:	Officer	Officer

Glencore Holding AG

By:	/s/ Peter Pestalozzi	/s/ Willy R. Strothotte
Name:	Peter Pestalozzi	Willy R. Strothotte
Title:	Director	Director

Glencore AG

By:	/s/ Steven Blumgart	/s/ Barbara Bodmer
Name:	Steven Blumgart	Barbara Bodmer
Title:	Officer	Officer

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore International AG, Glencore Holding AG and Glencore AG.  The executive officers of each of Glencore International AG, Glencore Holding AG and Glencore AG are the same persons listed as directors of such company.  Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG.  If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.  To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock.

Directors of Glencore Holding AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman		21,000 shares of Common Stock (representing 21,000 shares which are subject to options presently exercisable). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Andreas P. Hubmann	Officer of Glencore International AG –Accounting

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Lowenstrasse 1 CH-8001 Zurich Switzerland

Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman		21,000 shares of Common Stock (representing 21,000 shares which are subject to options presently exercisable). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich, Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman		21,000 shares of Common Stock (representing 21,000 shares which are subject to options presently exercisable). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Steven F. Kalmin (Citizen of Australia)	Chief Financial Officer

Andreas P. Hubmann	Officer of Glencore International AG –Accounting

Aristotelis Mistakidis (Citizen of the United Kingdom)	Glencore International AG – Head Zinc Copper
______________________
(1)
Represents shares underlying options that were issued to Mr. Willy R. Strothotte in connection with his service as a director of the Company. Mr. Strothotte holds such options as nominee for the Reporting Persons and disclaims beneficial ownership thereof, except to the extent of his pecuniary interest therein.

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 9 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: April 7, 2010

Glencore International AG

By:	/s/ Christian Wolfensberger	/s/ Tor Peterson
Name:	Christian Wolfensberger	Tor Peterson
Title:	Officer	Officer

Glencore Holding AG

By:	/s/ Peter Pestalozzi	/s/ Willy R. Strothotte
Name:	Peter Pestalozzi	Willy R. Strothotte
Title:	Director	Director

Glencore AG

By:	/s/ Steven Blumgart	/s/ Barbara Bodmer
Name:	Steven Blumgart	Barbara Bodmer
Title:	Officer	Officer

Exhibit 6

[Century Aluminum Company Letterhead]

April 6, 2010

Glencore
Baarermattstrasse 3
CH-6341 Baar, Switzerland
Attn:    Head of Aluminum Department

Gentlemen:

This letter constitutes the agreement (the "Agreement") between Century Aluminum Company (the "Company"), on the one hand, and Glencore AG ("Glencore") and each of the other Persons (as defined below) set forth on the signature pages hereto (the "Glencore Affiliates"), on the other hand, with respect to the matters set forth below.  Glencore, the Glencore Affiliates and the affiliates (as defined below) of each of the foregoing are collectively referred to as the "Glencore Group."

1.
The Company and the Glencore Group agree that the nominees of the Board of Directors of the Company (the "Board") to stand for election at the Company's 2010 Annual Meeting of Stockholders, any Special Meeting of Stockholders held in lieu thereof and any postponement, adjournment or delay thereof (the "2010 Annual Meeting") shall be Ivan Glasenberg, Andrew Michelmore, John O’Brien and Peter Jones, who shall each be nominated as Class II directors with a term expiring at the Company's 2013 Annual Meeting, and  John Fontaine, who shall be nominated as a Class I director with a term expiring at the Company’s 2012 Annual Meeting, (the nominees referenced in this sentence, collectively, the "2010 Nominees").  The Company shall take all actions necessary to increase the size of its Board prior to the election of directors at the 2010 Annual Meeting to permit the election of the 2010 Nominees.

2.
The Company hereby represents, acknowledges and agrees that the Board has concluded its review in accordance with the Company's written policies and practices (as the same exist as of the date of this Agreement) of the qualifications of Ivan Glasenberg and Andrew Michelmore to each serve as a member of the Board, has determined that Ivan Glasenberg and Andrew Michelmore are each qualified to serve as a member of the Board and has determined to, and shall, nominate each of Ivan Glasenberg and Andrew Michelmore to stand for election at the 2010 Annual Meeting as a Class II director with a term expiring at the Company's 2013 Annual Meeting. The Glencore Group represents and warrants that as of the date hereof it is not aware of any reason that either Ivan Glasenberg or Andrew Michelmore would not be able to serve as a member of the Board upon election at the 2010 Annual Meeting.

3.
If (i) at any time at or prior to the 2010 Annual Meeting Ivan Glasenberg (the "Glencore Designee") shall have ceased for any reason to be a nominee of the Board to stand for election at the 2010 Annual Meeting as a Class II director with a term expiring at the Company's 2013 Annual Meeting or (ii) having been elected to the Board at the 2010 Annual Meeting, the Glencore Designee shall cease to be a member of the Board for any reason at any time prior to the date of the Company's 2013 Annual Meeting of Stockholders, then the Glencore Group shall be entitled to designate in writing a substitute (the "Glencore Successor Designee") to replace the Glencore Designee as a nominee of the Board or as a director (as the case may be), in each case for the same term and as part of the same Board class, who is reasonably acceptable to the Company. The Company shall make any such determination regarding the acceptability of a proposed Glencore Successor Designee in good faith and reasonably promptly. The Board shall nominate or appoint to the Board (as the case may be) the Glencore Successor Designee no later than one business day after the Company's determination that such Glencore Successor Designee is reasonably acceptable. Upon becoming a nominee of the Board or a member of the Board pursuant to this Section 3, a Glencore Successor Designee shall become the Glencore Designee for all purposes under this Agreement.  The Company and the Glencore Group shall take all actions necessary to give effect to the provisions of this Section 3.

4.
In order to avoid an election contest at the 2010 Annual Meeting, the parties agree that: (i) the members of the Glencore Group, but only for so long as both of Ivan Glasenberg (or any Glencore Successor Designee substituted for Ivan Glasenberg pursuant to Section 3) and, so long as he shall have continued to consent to serve as a director and have not become physically or mentally disabled or died, Andrew Michelmore are nominees of the Board to stand for election at the 2010 Annual Meeting as Class II directors with a term expiring at the Company's 2013 Annual Meeting, and the Company will publicly support and recommend that the Company's stockholders vote for the election of each of the 2010 Nominees at the 2010 Annual Meeting (and, if a Glencore Successor Designee has been nominated, such designee), and (ii) for so long as both of Ivan Glasenberg (or any Glencore Successor Designee substituted for Ivan Glasenberg pursuant to Section 3) and, so long as he shall have continued to consent to serve as a director and have not become physically or mentally disabled or died, Andrew Michelmore are nominees of the Board to stand for election at the 2010 Annual Meeting as Class II directors with a term expiring at the Company's 2013 Annual Meeting , each member of the Glencore Group will cause all Voting Securities (as defined below) that it is entitled to vote at the 2010 Annual Meeting (whether held of record or beneficially) to be present for quorum purposes and to be voted at the 2010 Annual Meeting in favor of the election of each of the 2010 Nominees (and, if a Glencore Successor Designee has been nominated, such designee).

5.
Each of the Company, on the one hand, and the members of the Glencore Group, on the other hand, acknowledges and agrees that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages, that the breaching party will not plead in defense thereto that there would be an adequate remedy at law, and that the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

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6.
All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be in writing and will be deemed validly given, made or served if (a) given by fax, when such fax is transmitted to the fax number set forth below and the appropriate confirmation is received, or (b) if given by any other means, when delivered in person, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows:

If to the Company:

Century Aluminum Company
2511 Garden Road, A200
Monterey, CA 93940
Attn:	General Counsel
Phone:	+831-642-9300
Fax:	+831-642-9328

If to the Glencore Group:

Glencore AG
Baarermattstrasse 3
CH-6341 Baar, Switzerland
Attn:	Head of Aluminum Department
Phone:	+41-41-709-2000
Fax:	+41-41-709-3000

With a copy (which shall not constitute notice) to:

Glencore AG
Baarermattstrasse 3
CH-6341 Baar, Switzerland
Attn:	Richard Marshall
Phone:	+41-41-709-2000
Fax:	+41-41-709-2621

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn:	Peter Allan Atkins
Neil P. Stronski
Phone:	(212) 735-3000
Fax:	(212) 735-2000

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7.
As used in this Agreement, (a) the term "Person" shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (b) the term "affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act and shall include Persons who become affiliates of any Person subsequent to the date of this Agreement; (c) the term "Voting Securities" shall mean the shares of the Company's common stock and any other securities of the Company entitled to vote generally in the election of directors; and (d) the term "business day" shall mean any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by applicable law or executive order to close or are otherwise generally closed.

8.
This Agreement may be executed by the parties hereto in separate counterparts (including by fax and .pdf), each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

9.
This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any of its conflict of laws principles that would require otherwise. Each of the members of the Glencore Group and the Company (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the federal or state courts located in Wilmington, Delaware; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than the federal or state courts located in Wilmington, Delaware; and (d) irrevocably waives the right to trial by jury.

10.
This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Any purported transfer without such consent shall be void. No amendment, modification, supplement or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party or parties hereto affected thereby, and then only in the specific instance and for the specific purpose stated therein. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

11.
If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties hereto further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

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12.	This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other Persons.

13.
Each party hereto hereby represents and warrants that this Agreement has been duly and properly authorized and approved by all necessary corporate, similar and other actions (including, without limitation, by action of the Board).

[Execution page follows.]

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If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement shall constitute a binding agreement among us.

Very truly yours,

CENTURY ALUMINUM COMPANY

By:	/s/ William J. Leatherberry
	Name:	William J. Leatherberry
	Title:	EVP & General Counsel

Acknowledged and agreed to as of
the date first written above:

GLENCORE AG

By:	/s/ Barbara Bodmer		/s/ Andreas Hubmann
	Name:	Barbara Bodmer	Andreas Hubmann
	Title:	Officer	Director

GLENCORE INTERNATIONAL AG

By:	/s/ Barbara Bodmer		/s/ Andreas Hubmann
	Name:	Barbara Bodmer	Andreas Hubmann
	Title:	Officer	Officer

GLENCORE HOLDING AG

By:	/s/ Ivan Glasenberg		/s/ Andreas Hubmann
	Name:	Ivan Glasenberg	Andreas Hubmann
	Title:	Director	Director

[Signature Pages to Letter Agreement]